UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment)*

PAYCHEX, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

704326 10 7

(CUSIP Number)

DECEMBER 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 704326 10 7	Page 2 of 4

(1)	Names of reporting persons. I.R.S. Identification Nos. of Above Persons (Entities Only). B. Thomas Golisano
(2)	Check the appropriate box if a member of a group: (a) (b)
(3)	SEC use only
(4)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with: (5)	Sole voting power 37,560,750 (1)
(6)	Shared voting power 278,068 (2)
(7)	Sole dispositive power 37,560,750 (1)
(8)	Shared dispositive power 278,068 (2)
(9)	Aggregate amount beneficially owned by each reporting person: 37,838,818 (1) (2)
(10)	Check Box if the aggregate amount in Row (9) excludes certain shares:
(11)	Percent of class represented by amount in Row (9): 10.5%
(12)	Type of reporting person: IN

Footnotes:

(1)	Includes 53,266 shares held in the name of family members, trusts, or other entities of Mr. Golisano. Mr. Golisano shares voting and investment power of these shares.
(2)

Includes 278,068 shares owned by the B. Thomas Golisano Foundation, of which Mr. Golisano is a member of the foundation’s eight-member board of trustees. Mr. Golisano disclaims beneficial ownership of these shares but does share voting and investment power.

Schedule 13G

CUSIP No. 704326 10 7	Page 3 of 4

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PAYCHEX, INC.

(Name of Company)

Item 1.	(a)	Name of Issuer:
Paychex, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
911 Panorama Trail South
Rochester, NY 14625

Item 2.	(a)	Name of Person Filing:
B. Thomas Golisano

	(b)	Address of Principal Business Office, or, if None, Residence:
c/o 7632 County Road 42
Victor, NY 14564

	(c)	Citizenship:
United States

	(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share

	(e)	CUSIP Number:
704326 10 7

Item 3.	Not Applicable

Schedule 13G

CUSIP No. 704326 10 7	Page 4 of 4

Item 4.	Ownership.

(a) Amount Beneficially Owned:	37,838,818
(b) Percent of Class:	10.5%
(c) Number of Shares as to Which Such Person Has:
(i) Sole Power to Vote or to Direct the Vote:	37,560,750
(ii) Shared Power to Vote or to Direct the Vote:	278,068
(iii) Sole Power to Dispose or to Direct the Disposition of:	37,560,750
(iv) Shared Power to Dispose or to Direct the Disposition of:	278,068

The footnotes to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2022

/S/ B. THOMAS GOLISANO
B. Thomas Golisano